ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

May 25, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Building 2, Room 3724

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Robert Half International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009,
File No. 001-10427

Ladies and Gentlemen:

This letter responds to the letter dated May 12, 2010, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2009 of Robert Half International, Inc. (the “Company”) filed on February 18, 2010. For your convenience, we have restated the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Definitive Proxy Statement

General

1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE	1:

The Company reviewed its compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. This review was undertaken by senior members of the Company’s management who presented their findings to the Compensation Committee of the Board of Directors, which then reported to the full Board of Directors. Both the Compensation Committee and the Board of Directors adopted resolutions determining that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. In reaching the conclusion that such policies and practices are not reasonably likely to have a material adverse effect on the Company, the Company considered the following factors:

Securities and Exchange Commission May 25, 2010 Page 2

•

Compensation for executive officers is largely based on equity grants subject to performance conditions and time-vesting requirements. The time-vesting requirement encourages management to take a long-term view and discourages short-term risk taking.

•	Executive compensation, including both cash bonuses and share awards, is subject to the Company’s Clawback Policy.

•	The performance-based component of field compensation is based on gross margin, not revenues.

•	Clients must be approved by the credit department, whose compensation is not based upon any placement numbers. This serves as a check on decisions made by field personnel.

•	The Company has used its form of compensation for many years without any material adverse results arising from these policies.

Summary Compensation Table, page 12

2.	In future filings, please include a footnote disclosing all assumptions made in the valuation of equity awards. Refer to Instructions 1 and 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

RESPONSE 2:

Future filings will include the following footnote disclosing that all amounts under the Stock Awards column in the Summary Compensation Table represent the grant date fair value of the underlying stock at the date of grant computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718:

“All amounts under the Stock Awards column represent the grant date fair value of the underlying stock at the date of grant computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting.”

Securities and Exchange Commission May 25, 2010 Page 3

Outstanding Equity Awards at Fiscal-Year End 2009, page 16

3.	We note your reference in footnote (d) to a final determination of satisfaction of performance conditions at the February 2010 meeting. Since this information should be available at the time you file your definitive proxy statement, please update this footnote disclosure in future filings to reflect the Committee’s final determination.

RESPONSE 3:

Reference to the Compensation Committee’s determination was made twice in the Compensation Discussion and Analysis, once on page 9 and once on page 10. Future filings will include updated footnote disclosure under the Outstanding Equity Awards table stating the results of the Compensation Committee’s certification of the satisfaction of applicable performance conditions. For example, the last sentence in footnote (d) on page 16 of the definitive proxy statement for the Annual Meeting of Stockholders on May 6, 2010 would be revised to read:

“In accordance with the terms of the Stock Incentive Plan, on February 10, 2010, the Compensation Committee certified that the Performance Condition was satisfied.”

Nominating and Corporate Governance Committee, page 27

4.	Although we note your reference to diversity on the top of page 28, it is not very clear how the Committee considers diversity in identifying director nominees. Please provide additional detail in future filings to fully comply with Item 407(c)(2)(vi) of Regulation S-K.

RESPONSE 4:

The following sentence, which appears on page 28 of the Proxy Statement, is an almost direct quote from the Company’s Corporate Governance Guidelines, which, as stated in the Proxy Statement, are accessible at the Company’s website:

“In evaluating individuals for nomination as director, the Nominating and Governance Committee shall select individuals who (a) have skills and experience that can be of assistance to management in operating the Company’s business, (b) demonstrate integrity, accountability and judgment and (c) can be expected to add to the total mix of individuals on the Board of Directors so as to give the Company a Board that exhibits effectiveness, collegiality, diversity and responsiveness to the needs of the Company. Other factors that may be considered include (i) experience with small to mid-size businesses (the Company’s principal client base), (ii) a record of entrepreneurial success and/or (iii) financial or accounting experience.”

Securities and Exchange Commission May 25, 2010 Page 4

In future filings, the Company will supplement its existing disclosure with the following sentence:

“Diversity is not further defined in the Corporate Governance Guidelines, but is applied in its broadest sense so as to encourage the selection of a diverse group of Board members that will give the Company the benefit of a wide mix of talent, experience and skills.”

Please do not hesitate to call me at (415) 773-5595 or Keith Waddell, the Company’s Chief Financial Officer, at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/    JONATHAN M. OCKER

Jonathan M. Ocker

cc:	John J. Harrington, Staff Attorney-Adviser (Securities and Exchange Commission)
M. Keith Waddell
Steven Karel

Securities and Exchange Commission May 25, 2010 Page 5

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/    M. KEITH WADDELL

M. Keith Waddell

President and Chief Financial Officer